                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         [_] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                          ------------------------------------------------------

                                       OR

         [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ______________________ to ______________________
Commission file number   0-22474
                         -------------------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   American Business Credit, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   American Business Financial Services, Inc.
                   111 Presidential Blvd.
                   Bala Cynwyd, PA  19004


                      Index to Exhibits appears on page 14


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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                                        Contents


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     Independent Auditors' Report                                             3

     Financial statements
         Statements of net assets available for benefits                      4
         Statement of changes in net assets available for benefits            5

     Notes to financial statements                                         6-10

     Supplemental schedule
         Schedule of assets held for investment purposes at end of year      11

Independent Auditors' Report

The Participants and Administrator of the American Business Credit, Inc.
401(k) Plan
Bala Cynwyd, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001 and the supplemental schedule. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


July 19, 2002
/s/ BDO Seidman, LLP
Philadelphia, PA

                                                                       American Business Credit, Inc.
                                                                                          401(k) Plan

                                                      Statements of Net Assets Available for Benefits






December 31,                                                                   2001          2000
----------------------------------------------------------------------------------------------------
Assets

Investments, at fair value
     Oppenheimer Cash Reserves A                                            $1,408,058    $1,999,935
     Mutual funds (Note 3)                                                   5,956,202     4,450,187
     Unitized common stock fund
         American Business Financial Services, Inc.                            545,310       136,225
     Participant loans                                                         304,870       232,273
----------------------------------------------------------------------------------------------------

Total investments                                                            8,214,440     6,818,620
----------------------------------------------------------------------------------------------------

Receivables
     Employer                                                                   12,316         7,882
     Participants                                                               83,944        48,084
----------------------------------------------------------------------------------------------------

Total receivables                                                               96,260        55,966
----------------------------------------------------------------------------------------------------

Net assets available for benefits                                           $8,310,700    $6,874,586
----------------------------------------------------------------------------------------------------

                                                      See accompanying notes to financial statements.

                                                                                                    4

                                                                             American Business Credit, Inc.
                                                                                                401(k) Plan

                                                  Statement of Changes in Net Assets Available for Benefits





Year ended December 31,                                                                            2001
-----------------------------------------------------------------------------------------------------------
Additions
     Investment income (loss)
         Interest income
              Money market funds                                                                 $   56,189
              Participant loans                                                                      21,882
         Dividend income                                                                             53,247
         Net unrealized gain on unitized common stock fund                                          370,764
         Net investment (loss) from mutual funds                                                   (860,881)
-----------------------------------------------------------------------------------------------------------

     Total investment (loss)                                                                       (358,799)
-----------------------------------------------------------------------------------------------------------

     Contributions
         Participants                                                                             2,618,363
         Employer                                                                                   326,950
-----------------------------------------------------------------------------------------------------------

     Total contributions                                                                          2,945,313
-----------------------------------------------------------------------------------------------------------

Total additions                                                                                   2,586,514
-----------------------------------------------------------------------------------------------------------

Deductions
     Benefits paid                                                                                1,129,992
     Administrative expenses                                                                         20,408
-----------------------------------------------------------------------------------------------------------

Total deductions                                                                                  1,150,400
-----------------------------------------------------------------------------------------------------------

Net increase                                                                                      1,436,114

Net assets available for benefits at beginning of year                                            6,874,586
-----------------------------------------------------------------------------------------------------------

Net assets available for benefits at end of year                                                 $8,310,700
-----------------------------------------------------------------------------------------------------------

                                                            See accompanying notes to financial statements.

                                                                                                          5

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

1.      Description                The American Business Credit, Inc. 401(k)
        of Plan                    Plan (the  "Plan") is a defined contribution
                                   plan, which provides retirement benefits to employees of American Business Credit, Inc.
                                   (the "Company"), a subsidiary of American
                                   Business Financial Services, Inc. The Plan is subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974
                                   (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                                   Eligibility

                                   Employees of the Company who have 30 days of service and are at least 21 years of age are eligible to participate in the Plan. The Plan was amended during 2001 to reduce the service requirement for eligibility from one year.

                                   Contributions

                                   Participants may contribute a maximum of 15% of gross compensation, as defined by the Plan, up to $10,500 in 2001 and 2000.
                                   Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

                                   The Company may make employer-matching
                                   contributions equal to a percentage of each participant's elective deferral in an amount not to exceed 5% of the participant's compensation. The employer, in its sole discretion, determines from year to year the amount of such matching contribution, if any. Participants are eligible to receive matching contributions after one year of service.

                                   The Company, at the sole discretion of its Board of Directors, may contribute an annual profit sharing amount to the Plan. The contribution is allocated to all participants in proportion to their compensation. Participants are eligible to receive an allocation of any profit sharing contribution after one year of service.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------




                                   Participant Accounts

                                   Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined.

                                   Forfeited Accounts

                                   Forfeited balances of nonvested employer matching contribution accounts are used to reduce future employer contributions. Forfeited balances of nonvested employer profit sharing contributions are allocated to participants based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                   Vesting

                                   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after two years of credited service, upon attainment of normal retirement date or upon death or total disability.

                                   Investment Options

                                   Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of fourteen investment options as follows:

                                   o American Business Financial Services, Inc. Common Stock
                                   o  Franklin Small Cap Growth A
                                   o  Franklin Mutual Qualified A
                                   o  Oppenheimer Champion Income A
                                   o  Oppenheimer Global Growth & Income A

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------


                                   o  Oppenheimer U.S. Government A
                                   o  Oppenheimer Quest Balanced Value A
                                   o  Oppenheimer Growth A
                                   o  Oppenheimer Capital Appreciation A
                                   o  Oppenheimer Main Street Growth & Income A
                                   o  Oppenheimer MidCap A
                                   o  Oppenheimer Cash Reserves A
                                   o  Oppenheimer International Growth A
                                   o  Oppenheimer Select Managers Mercury
                                      Advisors S&P 500 Index A

                                   Participant Loans

                                   Participants may borrow from their fund
                                   accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective vested account balances. Loan terms range from one to five years, with an interest rate equal to the prime rate when the loan is originated plus 1%.

                                   Payment of Benefits

                                   On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or may elect to have any portion of the eligible rollover distribution paid into an IRA or another employer plan.

                                   Plan Termination

                                   Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and nonforfeitable.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

                                   Administrative Expenses

                                   Substantially all administrative and
                                   operating costs of the Plan are paid by the Company.

2.      Summary of                 Basis of Accounting
        Significant
        Accounting                 The financial statements of the Plan are
        Policies                   prepared under the accrual method of
                                   accounting.

                                   Use of Estimates

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                   Asset Valuation and Income Recognition

                                   Investments in mutual funds are stated at fair value based upon quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                   The fair value of the Plan's unitized common stock fund is based on an assigned unit value determined by the combined fair value of common stock and cash.

                                   Participant loans are recorded at cost, which approximates market value.

                                   Payment of Benefits

                                   Benefits are recorded when paid.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------



3.      Investments                The following details the Plan's investments
                                   in mutual funds:

                                   December 31,                                     2001          2000
                                   ----------------------------------------------------------------------
                                   Franklin Small Cap Growth A                   $  319,119    $  252,120
                                   Mutual Qualified A                               164,612        83,694
                                   Oppenheimer Champion Income A                    141,549        80,928
                                   Oppenheimer Global Growth & Income A             836,387       658,955
                                   Oppenheimer U.S. Government A                    224,402       114,794
                                   Oppenheimer Quest Balanced Value A               389,167       198,827
                                   Oppenheimer Growth A                             649,112       547,967
                                   Oppenheimer Capital Appreciation A               891,778       677,011
                                   Oppenheimer Main Street Growth &
                                           Income A                               1,184,238       857,884
                                   Oppenheimer MidCap A                             778,530       750,995
                                   Oppenheimer International Growth A               286,126       227,012
                                   Oppenheimer Select Managers Mercury
                                           Advisors S&P 500 Index A                  91,182            --
                                  -----------------------------------------------------------------------

                                                                                 $5,956,202    $4,450,187
                                  -----------------------------------------------------------------------

4.      Related Party              During the year, certain of the Plan's
        Transactions               investments were in accounts managed by
                                   Oppenheimer Funds, trustee of the Plan.
                                   Therefore, these transactions qualify as
                                   party-in-interest.

5.      Income Tax                 The Plan has adopted the Universal Pensions,
        Status                     Inc. prototype Defined Contribution Basic
                                   Plan Document 04. The prototype sponsor
                                   received a determination from the Internal
                                   Revenue, dated October 21, 1998 that the Plan
                                   was in compliance with the applicable
                                   requirements of the Internal Revenue Code.

                                   The Plan document has been amended since initial adoption. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.


                                                                                   American Business Credit, Inc.
                                                                                                      401(k) Plan

                                                   Schedule of Assets Held for Investment Purposes at End of Year
                                                       Federal Identification Number 23-1567035 - Plan Number 001



December 31,                                                                                                2001
-----------------------------------------------------------------------------------------------------------------

 (a)                   (b)                                    (c)                         (d)            (e)

                Identity of Issue,
           Borrower, Lessor or Similar                                                                    Current
                      Party                        Description of Investment              Cost              Value
-----------------------------------------------------------------------------------------------------------------
          Franklin                           Small Cap Growth A                            a       $      319,119
          Franklin                           Mutual Qualified A                            a              164,612
  *       Oppenheimer                        Champion Income A                             a              141,549
  *       Oppenheimer                        Global Growth & Income A                      a              836,387
  *       Oppenheimer                        U.S. Government A                             a              224,402
  *       Oppenheimer                        Quest Balanced Value A                        a              389,167
  *       Oppenheimer                        Growth A                                      a              649,112
  *       Oppenheimer                        Capital Appreciation A                        a              891,778
  *       Oppenheimer                        Main Street Growth & Income A                 a            1,184,238
  *       Oppenheimer                        MidCap A                                      a              778,530
  *       Oppenheimer                        Cash Reserves A                               a            1,408,058
  *       Oppenheimer                        International Growth A                        a              286,126
  *       Oppenheimer                        Select Managers Mercury Advisors S&P          a               91,182
                                             500 Index A
*         American Business                  Unitized Common Stock Fund                    a              545,310
               Financial Services, Inc.
          Participant loans                  4.75% - 10.5%                                     --         304,870

a  The cost of participant-directed investments is not required to be disclosed.
*  Party-in-interest

Exhibits:

         The following exhibits are filed herewith.



Regulation S-K Exhibit No.          Description
--------------------------          -----------

          23.1                      Consent of BDO Seidman LLP

                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  AMERICAN BUSINESS
                                                  CREDIT, INC. 401(K) PLAN
                                                  --------------------------
                                                       (Name of Plan)


Date: September 9, 2002                           By: /s/ Albert W. Mandia
                                                      -------------------------
                                                      Albert W. Mandia, Trustee


Date: September 9, 2002                           By: /s/ Stephen M. Giroux
                                                      --------------------------
                                                      Stephen M. Giroux, Trustee

Date: September 9, 2002                           By: /s/ John Baran
                                                      -------------------------
                                                      John Baran, Trustee

                                  EXHIBIT INDEX


Regulation S-K Exhibit No.                  Description
--------------------------                  -----------
         23.1                               Consent of BDO Seidman LLP